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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    13d-2(a)

                               (Amendment No. 1)

                                ATEC Group, Inc.
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                                (Name of Issuer)

                         Common Stock - $0.01 par value
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                         (Title of Class of Securities)

                                   00206X 604
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                                 (CUSIP Number)


                             David I. Beckett, Esq.
                                 General Counsel
                         Applied Digital Solutions, Inc.
                          400 Royal Palm Way, Suite 410
                            Palm Beach, Florida 33480
                               Tel: (561) 366-4800
                               Fax: (561) 366-0002
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                  March 1, 2001
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

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
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CUSIP No. 00206X 604              Schedule 13D                 Page 2 of 4 Pages
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1)        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Applied Digital Solutions, Inc.                         43-1641533

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2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)      |_|
                                                                    (b)      |_|
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3)        SEC USE ONLY

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4)        SOURCE OF FUNDS*

          Not applicable.  See Item 3 of Information Statement below.
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5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                      |_|
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6)        CITIZENSHIP OR PLACE OF ORGANIZATION

          Missouri
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                         7        SOLE VOTING POWER                         None
NUMBER OF SHARES         -------------------------------------------------------
BENEFICIALLY             8        SHARED VOTING POWER                       None
OWNED BY EACH            -------------------------------------------------------
REPORTING                9        SOLE DISPOSITIVE POWER                    None
PERSON WITH              -------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER                  None
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11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                            None

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12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
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13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                            None
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14)       TYPE OF REPORTING PERSON*

          CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                           -----------------
CUSIP No. 00206X 604              Schedule 13D                 Page 3 of 4 Pages
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Item 3.    Source and Amount of Funds or Other Consideration.

         This statement is being filed to report the fact that, as of March 1, 2001, the Reporting Person has ceased to be the beneficial owner of more than five percent of ATEC Group, Inc.'s, a Delaware corporation ("ATEC" or the "Company"), Common Stock.

         The Reporting Person has terminated its previously announced Stock Purchase Agreement with Surinder Rametra and Nirmala Rametra dated as of October 27, 2000 and all related agreements (i.e., the Letter Agreement dated October 27, 2000), and has no intention to acquire any Common Stock of ATEC.

Item 4.    Purpose of Transaction.

         See Item 3 above.

Item 5.    Interest in Securities of the Issuer.

         (a) and (b). As of March 1, 2001, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, the Reporting Person will not be deemed to have beneficial ownership of any of the shares of Common Stock of the Issuer. The Reporting Person will not have the sole or any shared power to dispose or to direct the disposition of any Common Stock.

         (c) See Item 3 above.

         (d) See Item 3 above.

         (e) March 1, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Item 3 above.

Item 7.    Material to be Filed as Exhibits.

         None.

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CUSIP No. 00206X 604              Schedule 13D                 Page 4 of 4 Pages
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2001

                                                 Applied Digital Solutions, Inc.

                                                 By:     /s/ David I. Beckett
                                                      --------------------------
                                                 Name:    David I. Beckett
                                                 Title:   General Counsel